Exhibit 99.1

ATTUNITY EXPECTS TO LIST ON THE NASDAQ ON THURSDAY JULY 26, 2012
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Previously announced 1-for-4 reverse split to be effective on July 19th

Burlington, MA – July 18, 2012 – Attunity, Ltd. (OTC Bulletin Board: ATTUF), a leading provider of information availability software solutions, announced today that it has received approval from the Financial Industry Regulatory Authority (FINRA) clearing its previously announced reverse share split. According to FINRA’s approval, the 1 for 4 reverse split will take effect on July 19, 2012. As previously announced, the reverse split is being effected in order to list the Company's shares on the NASDAQ Capital Market, which is anticipated to occur on Thursday, July 26, 2012, subject to final approval from NASDAQ.

On the effective date of the reverse split, it is expected that the Company’s trading symbol will change from "ATTUF" to "ATTUD", with the "D" appended to indicate the completion of the reverse split, for a 20 trading-day period, following which the ticker symbol will be “ATTU.”

American Stock Transfer & Trust Company is the exchange agent for the reverse split and will distribute a letter of transmittal to record holders with instructions for the surrender and exchange of old stock certificates.  Shareholders who hold their shares in “street name” will be contacted by their banks or brokers with any instructions. Due to the reverse split, Attunity's shares will also trade under a new CUSIP number.

About Attunity
Attunity is a leading provider of information availability solutions that enable access, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT). Using Attunity’s software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our expectation to list on NASDAQ and its timing, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM and VAR partners, including Microsoft; risks and uncertainties relating to the acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and known or unknown contingent liabilities, including litigation, costs, tax and expenses; our liquidity challenges and the need to raise additional capital in the future; timely availability and customer acceptance of Attunity’s new and existing products, including Attunity Replicate; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F/A for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© 2012 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Todd Fromer / Garth Russell
KCSA Strategic Communications
P: + 1 212-682-6300
tfromer@kcsa.com / grussell@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com